U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                    Form 10-Q

                      For Period Ended September 30, 2000

PART I - REGISTRANT INFORMATION

DIGITAL COURIER TECHNOLOGIES, INC.
----------------------------------
Full Name of Registrant

DATAMARK HOLDING, INC.
----------------------
Former Name of Registrant

136 HEBER AVENUE, SUITE 204
---------------------------
Address of principal executive office (Street and Number)

PARK CITY, UTAH 84060
---------------------------
City, State and Zip Code

PART II RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]      (a)   The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)   The  accountant's  statement  or other  exhibit  required by Rule
         12b-25 (c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-Q could not be filed within the prescribed time period.

The Company has recently completed a thorough internal investigation into the apparent existence of undisclosed interests held by certain of the Company's insiders and related parties in DataBank International Ltd., which the Company acquired in October 1999, and has settled claims with various parties involved. The investigation and settlement caused a delay in the completion of our audit for the fiscal year ended June 30, 2000 and necessitated a late filing of our Annual Report on Form 10-K. Since the Form 10-Q for the quarter ended September 30, 2000 cannot be prepared prior to the Form 10-K for the preceding year, it will be filed concurrently. The Forms 10-K and 10-Q are expected to be filed during the week of November 27, 2000.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Bobbie Downey            (435)                655-3617
         -------------            -----                --------
           (Name)               (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investments Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  [ ] Yes [X] No

         The Annual Report on Form 10-K for the year ended June 30, 2000

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ] Yes [X] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                       DIGITAL COURIER TECHNOLOGIES, INC.
                       ----------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 15, 2000        By: /s/ John J. Hanlon
-----------------------        ----------------------
                                       John J. Hanlon
                                       Chief Financial Officer


                                        2